UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Hellenic Telecommunications Organization S.A.

(Name of Issuer)

Common Registered Shares, nominal value EUR 2.39 per share

(Title of Class of Securities)

X3258B 102

(CUSIP Number)

Guido Kerkhoff

Senior Vice President

Chief Accounting Officer

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

+49-228-181-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. X3258B 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deutsche Telekom AG IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 103,276,824
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 103,276,824
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,276,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON CO

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This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on May 23, 2008, as previously amended (the “Schedule 13D”), of Deutsche Telekom AG (“DTAG”), with respect to the common registered shares, nominal value EUR 2.39 per share (the “Shares”), of Hellenic Telecommunications Organization S.A. (“OTE”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

DTAG acquired the 5,250,500 Shares that are the subject of this Amendment through market purchases, at the prices per share described in Item 5. The aggregate amount paid for such Shares was equal to EUR 81,130,228.26. The source of the funds for such payments was existing bilateral lines of credit.

Item 4. Purpose of Transaction.

The acquisitions of Shares described in this Amendment were part of a series of related steps previously described in the Schedule 13D through which DTAG intends to acquire an aggregate of 25% plus one share of the outstanding capital of OTE and, through the arrangements contemplated in the Shareholders’ Agreement, to be able to consolidate OTE pursuant to the provisions of IAS 27 upon completion of the related steps.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, DTAG directly owns 103,276,824 Shares of OTE, which represents approximately 21.1% of the total outstanding Shares, based on information provided by HR.

(c) Except for the market purchases described in the following table, no transactions in Shares of OTE were effected since the filing of the Schedule 13D by DTAG or, to the best of its knowledge, any of the persons listed in Schedule A-1.

Date of Purchase	Number of Shares Purchased	Price per Share	Aggregate Purchase Price
June 25, 2008	765,000	16.080030	12,301,222.95
June 26, 2008	650,000	16.138049	10,489,731.85
June 27, 2008	650,000	15.886913	10,326,493.45
June 30, 2008	450,000	15.948833	7,176,974.85
July 1, 2008	600,000	15.135233	9,081,139.80
July 2, 2008	1,130,000	15.013044	16,964,739.72
July 3 ,2008	1,005,500	14.709026	14,789,925.64

(d)-(e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2008

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Vice President Chief Accounting Officer

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EXHIBIT INDEX

Exhibit 1	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated March 15, 2008	*

Exhibit 2	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated April 30, 2008, amending their Letter Agreement, dated March 15, 2008	*

Exhibit 3	Share Purchase Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008	**

Exhibit 4	Shareholders’ Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008	**

*	Previously filed as an Exhibit to the Schedule 13D on May 23, 2008.
**	Previously filed as an Exhibit to Amendment No. 1 to the Schedule 13D on June 20, 2008.

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